Exhibit 23.3

Consent of Independent Actuary

Towers Watson Pennsylvania Inc. (as successor to Towers, Perrin, Forster & Crosby, Inc.) consents to the incorporation by reference in the registration statement on Form S-8 of Employers Holdings, Inc. (the "Company") of the (i) references to it (as the "Consulting Actuary") in relation to the actuarial services described, (ii) reference to it under the caption "Experts" and (iii) use of the opinion of Robert F. Conger, a consulting actuary associated with Towers Watson Pennsylvania Inc. (as successor to Towers, Perrin, Forster & Crosby, Inc.), dated October 26, 2006, in each case, in the Registration Statement on Form S-1 (File No. 333-139092) and related Prospectus, filed with the Securities and Exchange Commission, of the Company for the registration of shares of its common stock.

Towers Watson Pennsylvania Inc.

July 30, 2010

/s/ Ann M. Conway
Ann M. Conway
Director, Consulting Services
(617) 638-3774